Exhibit 99.1

Youku Tudou Announces Receipt of Preliminary Nonbinding “Going Private” Proposal from Alibaba Group

BEIJING, China, October 16, 2015 — Youku Tudou Inc. (NYSE: YOKU), a leading multi-screen entertainment and media company in China (“Youku Tudou” or the “Company”), today announced that its Board of Directors (the “Board”) has received a nonbinding proposal, dated October 16, 2015, from Alibaba Group Holding Limited (“Alibaba”) for a “going private” transaction in which it would acquire all of the outstanding ordinary shares of the Company, including ordinary shares represented by American depositary shares (“ADSs,” each representing 18 ordinary shares of the Company), that are not owned by Alibaba for US$26.60 per ADS in cash, subject to certain conditions (the “Transaction”). The offer price set forth in the proposal letter represents a premium of approximately 30.2% over the closing price of the ADSs as quoted by the New York Stock Exchange (the “NYSE”) on October 15, 2015, the last trading day prior to this announcement, and a premium of 44.5% to the volume-weighted average closing price of the ADSs as quoted by the NYSE during the last three months.

In connection with the proposal letter, certain shareholders of the Company, including Victor Koo, the Company’s founder, chairman and chief executive officer, Chengwei Capital and various entities affiliated with them have entered into a Support Agreement with Alibaba, dated October 16, 2015, pursuant to which such shareholders have agreed to, among other things and solely in their capacity as shareholders of the Company, vote their shares of the Company in favor of the Transaction in accordance with the terms of the Support Agreement.

According to the proposal letter, Alibaba intends to fund the consideration payable in the Transaction with its cash on hand.

The Board has formed a special committee consisting of two independent disinterested directors, Mr. Jonathan Jia Zhu and Mr. Jixun Foo, to consider the Transaction.  The special committee will retain independent legal and financial advisors to assist it in this process.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board has just received the proposal letter and no decisions have been made with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.  The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is a leading multi-screen entertainment and media company in China. Youku Tudou is China’s leading Internet television platform, enabling users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Youku Tudou may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku Tudou’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties are outlined in Youku Tudou’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and Youku Tudou does not undertake any obligation to update any such information, except as required under applicable law.

For more information, please contact:

Ryan Cheung

Vice President, Finance

Youku Tudou Inc.

Tel: (+8610) 5890-6883

Email: ryan.cheung@youku.com